Simpson Thacher & Bartlett LLP

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WASHINGTON, DC 20001

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Direct Dial Number 202-636-5592	E-mail Address Steven.Grigoriou@stblaw.com

March 19, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christina DiAngelo Fettig, Christopher Carlson, Daniele Marchesani, Jay Williamson, Raymond Be and Thomas Ahmadifar

Re:	MidCap Financial Investment Corporation
Registration Statement on Form N-14 (File No. 333-275640)

Dear Ms. Fettig and Messrs. Carlson, Marchesani, Williamson, Be and Ahmadifar:

On behalf of MidCap Financial Investment Corporation (the “Fund”), we hereby transmit to the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) the Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above referenced registration statement on Form N-14 initially filed with the SEC on November 17, 2023 (the “Initial Filing”) and as amended by the Pre-Effective Amendment No. 1 filed with the SEC on January 17, 2024 (“Amendment No. 1” and, together with the Initial Filing and Amendment No. 2, the “Registration Statement”) by the Fund and are providing the following responses to comments received by telephone from the Staff on January 30, 2024, February 14, 2024, February 16, 2024 and March 15, 2024. The responses and information described below are based upon information provided to us by the Fund. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 2. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 2.

1.

Comment: We note the Fund’s response to Comment 46 in the Fund’s letter responding to prior comments from the Staff, filed with the SEC on January 17, 2024 (the “Prior Comment Response Letter”). Please revise the response to confirm that in future filings, such as an annual report on Form 10-K, (i) any unrealized gains will be included as a separate line item on the statement of operations and (ii) include a reference to the note describing the unrealized gain and that the gain is not subject to incentive fee calculations.

Response: In response to the Staff’s comments, the Fund confirms that it will include the requested disclosure in future filings, such as an annual report on Form 10-K.

Securities and Exchange Commission	March 19, 2024

2.

Comment: We note the Fund’s response to Comment 47 in the Prior Comment Response Letter. Please revise the response to confirm that in future filings, such as an annual report on Form 10-K, the Fund will include a footnote to the “Financial Highlights of MFIC” table for the net gains and losses per share explaining the unrealized gains related to the Mergers.

Response: In response to the Staff’s comments, the Fund confirms that it will include the requested disclosure in future filings, such as an annual report on Form 10-K.

3.

Comment: The answer to the second question on page 12 of Amendment No. 1 (“Will MFIC, AFT and AIF incur expenses in soliciting proxies?”) states that “If both Mergers are not consummated, MFIC Adviser shall reimburse MFIC for all fees and expenses incurred and payable by MFIC up to a specified amount.” Please revise the disclosure to state the actual maximum amount that MFIC Adviser will reimburse MFIC.

Response: In response to the Staff’s comments, the Fund has revised the disclosure accordingly, including on page 12 of Amendment No. 2.

4.	Comment: With respect to footnote 5 to the “Comparative Fees and Expenses” table on page 60 of Amendment No. 1, please confirm the file numbers for AFT and AIF are accurate.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly on page 58 of Amendment No. 2 to ensure that the file numbers are correct.

5.

Comment: With respect to footnote 13 to the “Comparative Fees and Expenses” table on page 63 of Amendment No. 1, please consider revising footnote 13 to state “The MFIC Special Distribution is excluded from this pro-forma calculation as such distribution would affect the net assets of MFIC. The expenses relating to the Mergers are not included in these pro-forma calculations because MFIC Adviser will pay the transaction-related expenses if the Mergers are consummated. These pro-forma calculations assume that the AFT Mergers and AIF Mergers will occur”, which is the disclosure provided earlier on page 20.

Response: In response to the Staff’s comments, the Fund has revised the disclosure accordingly, including on page 61 of Amendment No. 2.

6.

Comment: In the lead-in narrative to the “Examples” section on page 63 of Amendment No. 1, the disclosure states “In calculating the following expense amounts, each of MFIC, AFT, AIF has assumed that it would have no additional leverage and that its annual operating expenses would remain at the levels set forth in the tables above.” Please consider whether disclosure similar to the disclosure in footnote 6 to the “Capitalization” table on page 67 of Amendment No. 1 would also be applicable here.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including on page 61 of Amendment No. 2.

7.

Comment: On page 63 of Amendment No. 1 in the section titled “Examples,” the disclosure states “You would pay the following expenses on a $1,000 investment: MFIC, assuming a 5% annual return (assumes return entirely from realized capital gains)”. Please revise the disclosure to include a numerical amount for these example figures, including with respect to the pro form examples.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including on pages 61 and 62 of Amendment No. 2.

Securities and Exchange Commission	March 19, 2024

8.

Comment: On page 67 of Amendment No. 1 in the section titled “Capitalization,” MFIC’s capitalization figures as of September 30, 2023 and Pro Forma as of December 31, 2023 are identical. Please confirm these figures are accurate or update the figures accordingly.

Response: In response to the Staff’s comment, the Fund has deleted the “Pro Forma as of December 31, 2023” column from the capitalization table as it is no longer necessary in light of updating the Registration Statement to reflect a balance sheet date of December 31, 2023 and no material changes have occurred since such date.

9.

Comment: On page 67 of Amendment No. 1 in the section titled “Capitalization,” the Pro Forma NAV per common share for MFIC/AFT/AIF is $25.63. Please confirm if this value is accurate or if this value should be $15.08.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including on page 65 of Amendment No. 2.

10.	Comment: On pages 67 – 68 of Amendment No. 1 in the section titled “Capitalization,” please explain how the pro forma adjustments in footnotes 6, 7 and 8 are calculated.

Response: In response to the Staff’s comments, the Fund has included the below explanations for the pro forma adjustment calculations for footnotes 6, 7 and 8 to the Capitalization table.

AFT/AIF/MFIC Merger

The pro forma adjustments corresponding to the successful merger of both AFT and AIF with MFIC includes two adjustments. The first adjustment is to the shares outstanding to reflect the exchange of the outstanding AFT and AIF shares to newly issued MFIC shares. The outstanding AFT and AIF shares as of December 31, 2023 would be multiplied by their respective exchange ratios to MFIC. The sum of that calculation would then be added to the outstanding shares of MFIC as of December 31, 2023. This would calculate to a decrease adjustment of 981,699 shares, with a calculation table listed below.

All numbers as of 12/31/23
	MFIC
MFIC NAV	15.41	A1
MFIC Shares Outstanding	65,253,275	A2

	AFT	AIF
NAV	15.03	14.77	B
Exchange Ratio	97.56%	95.84%	C = B / A1
Shares Outstanding	15,573,575	14,464,026	D
MFIC Shares Received in Exchange	15,193,580	13,862,323	E = C * D

	Merged Entity
Share Outstanding Pre-Merger	95,290,876	F = A2 + Sum of D
Share Outstanding Post-Merger	94,309,177	G = A2 + Sum of E

Total Adjustment	981,699	H = F - G

Securities and Exchange Commission	March 19, 2024

The second adjustment is to cash for the $0.20 special distribution paid to the shareholders of the merged entities. This would be calculated by multiplying the adjusted shares outstanding, as described above, by the $0.20 special distribution, totaling a reduction adjustment of $18.9 million (94,309,177 shares outstanding * $0.20 special distribution = $18,861,835).

AFT /MFIC Merger

The pro forma adjustments corresponding to the successful merger of only AFT with MFIC includes two adjustments. The first adjustment is to the shares outstanding to reflect the exchange of the outstanding AFT shares to newly issued MFIC shares. The outstanding AFT shares as of December 31, 2023 would be multiplied by an exchange ratio to MFIC. The sum of that calculation would then be added to the outstanding shares of MFIC as of December 31, 2023. This would calculate to a decrease adjustment of 379,995 shares, with a calculation table listed below.

All numbers as of 12/31/23
	MFIC
MFIC NAV	15.41	A1
MFIC Shares Outstanding	65,253,275	A2

	AFT
NAV	15.03	B
Exchange Ratio	97.56%	C = B / A1
Shares Outstanding	15,573,575	D
MFIC Shares Received in Exchange	15,193,580	E = C * D

	Merged Entity
Share Outstanding Pre-Merger	80,826,850	F = A2 + D
Share Outstanding Post-Merger	80,446,855	G = A2 + E

Total Adjustment	379,995	H = F - G

The second adjustment is to cash for the $0.20 special distribution paid to the shareholders of the merged entities. This would be calculated by multiplying the adjusted shares outstanding, as described above, by the $0.20 special distribution, totaling a reduction adjustment of $15.8 million (80,446,855 shares outstanding * $0.20 special distribution = $16,089,370).

Securities and Exchange Commission	March 19, 2024

AIF /MFIC Merger

The pro forma adjustments corresponding to the successful merger of only AIF with MFIC includes two adjustments. The first adjustment is to the shares outstanding to reflect the exchange of the outstanding AIF shares to newly issued MFIC shares. The outstanding AIF shares as of December 31, 2023 would be multiplied by an exchange ratio to MFIC. The sum of that calculation would then be added to the outstanding shares of MFIC as of December 31, 2023. This would calculate to a decrease adjustment of 601,703 shares, with a calculation table listed below.

All numbers as of 12/31/23
	MFIC
MFIC NAV	15.41	A1
MFIC Shares Outstanding	65,253,275	A2

	AIF
NAV	14.77	B
Exchange Ratio	95.84%	C = B / A1
Shares Outstanding	14,464,026	D
MFIC Shares Received in Exchange	13,862,323	E = C * D

	Merged Entity
Share Outstanding Pre-Merger	79,717,301	F = A2 + D
Share Outstanding Post-Merger	79,115,598	G = A2 + E

Total Adjustment	601,703	H = F - G

The second adjustment is to cash for the $0.20 special distribution paid to the shareholders of the merged entities. This would be calculated by multiplying the adjusted shares outstanding, as described above, by the $0.20 special distribution, totaling a reduction adjustment of $15.8 million (79,115,598 shares outstanding * $0.20 special distribution = $15,823,119).

11.

Comment: With respect to the MFIC “Share Price Information” table on page 198 of Amendment No. 1, please revise the table to include the share price information for the quarter ended December 31, 2023.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly on page 194 of Amendment No. 2.

12.	Comment: With respect to the AFT “Share Price Information” table on page 200 of Amendment No. 1, please revise the table to include the share price information for the quarter ended December 31, 2023.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly on page 196 of Amendment No. 2.

13.	Comment: With respect to the AIF “Share Price Information” table on page 201 of Amendment No. 1, please revise the table to include the share price information for the quarter ended December 31, 2023.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly on page 197 of Amendment No. 2.

Securities and Exchange Commission	March 19, 2024

14.

Comment: In the lead-in narrative to the senior securities table of MFIC on page 217 of the Registration Statement, the disclosure states that Deloitte’s report on the senior securities table is incorporated by reference. Please revise Deloitte’s consent to note that Deloitte also consents to the incorporation by reference of its report on the senior securities table.

Response: In response to the Staff’s comment, Deloitte has revised its consent accordingly and the Fund has filed the revised consent as an exhibit to Amendment No. 2.

15.

Comment: With respect to the “Portfolio Companies of MFIC” table beginning on page 220 of Amendment No. 1, please ensure the information in the table is provided as of December 31, 2023 to the extent such information is available when the next amendment is filed.

Response: In response to the Staff’s comment, the Fund has revised the portfolio company table of MFIC to include the information as of December 31, 2023, beginning on page 217 of Amendment No. 2.

16.

Comment: Please confirm if the consolidated financial statements of Merx Aviation Finance, LLC and its subsidiaries (“Merx Aviation”), which are referenced on page 293 of Amendment No. 1, were included in MFIC’s Transition Report on Form 10-KT for the transition period from April 1, 2022 to December 31, 2022 or if the reference in Amendment No. 1 should be to the actual document that included the financial statements of Merx Aviation.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly to reference the Fund’s Annual Report on Form 10-K for the fiscal year ended March 31, 2022, filed with the SEC on May 19, 2022.

17.

Comment: The answer to the third question on page 19 of Amendment No. 2 (“What are the pro forma costs and expenses estimated to be incurred by the combined company in the first year following completion of the Mergers?”) includes a comparative fees and expenses table. Please confirm the “Total annual expenses” for AFT and AIF as a percentage of net assets attributable to common stock are accurate.

Response: In response to the Staff’s comments, the Fund has revised the disclosure accordingly, on page 19 of Amendment No. 2.

18.

Comment: With respect to the “Comparative Fees and Expenses” table on page 61 of Amendment No. 2, please confirm the “Total annual expenses” for AFT and AIF as a percentage of net assets attributable to common stock are accurate.

Response: In response to the Staff’s comments, the Fund has revised the disclosure accordingly, on page 57 of Amendment No. 2.

19.

Comment: On page 61 of Amendment No. 2 in the section titled “Examples,” the disclosure states “You would pay the following expenses on a $1,000 investment: MFIC, assuming a 5% annual return (assumes return entirely from realized capital gains)”. The Staff notes that these example calculations assume no incentive fees. Please revise the disclosure to assume that there is an incentive fee.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including on page 61 of Amendment No. 2.

Securities and Exchange Commission	March 19, 2024

20.

Comment: On page 65 of Amendment No. 2 in the section titled “Capitalization,” the Actual “Debt less unamortized debt issuance costs” for MFIC is 1,442,832. Please confirm if this value is accurate or if this value should be 1,462,267.

Response: In response to the Staff’s comment, the Fund confirms that the “Debt less unamortized debt issuance costs” listed the section titled “Capitalization” is $1,442,832. The amount is the total of the “Debt”, $1,462,267, and the “Deferred Financing Costs”, $19,435, listed in the Fund’s Consolidated Statement of Assets and Liabilities as of December 31, 2023. The “Deferred Financing Costs” of $19,435 is related to the discount and offering costs related to the Fund’s senior secured revolving credit facility and all other discounts and offering costs related to the Fund’s other debt securities are included in the “Debt” amount of $1,462,267.

21.

Comment: With respect to footnote 8 to the “Capitalization” table on page 66 of Amendment No. 2, please revise the disclosure to the following: “There have been no material changes to the capitalization of MFIC, AFT and AIF since December 31, 2023.”

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including on page 66 of Amendment No. 2.

22.

Comment: With respect to the “Share Price Information” sections for MFIC, AFT and AIF on pages 194, 196 and 197, respectively, of Amendment No. 2, please ensure the last reported price for MFIC’s Common Stock, AFT’s Common Stock and AIF’s Common Stock is provided as of the latest practicable date prior to filing Amendment No. 2.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including on pages 194, 196 and 197 of Amendment No. 2.

23.	Comment: In the section titled “Incorporation By Reference For MFIC,” please confirm if MFIC has filed any current reports on Form 8-K that need to disclosed.

Response: In response to the Staff’s comment, the Fund notes that it has not filed any current reports on Form 8-K that need to be disclosed.

24.

Comment: The MFIC Stockholder Letter, AFT Stockholder Letter and AIF Stockholder Letter does not clarify if the tax treatment of the AFT Stockholder Payment and the AIF Stockholder Payment will be determined at any point. If the tax treatment of the AFT Stockholder Payment and the AIF Stockholder Payment has not yet been determined, please state that in the MFIC Stockholder Letter, AFT Stockholder Letter and AIF Stockholder Letter in addition to cross-referencing the disclosure in the tax section of Amendment No. 1.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly in the MFIC Stockholder Letter, AFT Stockholder Letter and AIF Stockholder Letter.

25.	Comment: On page 51 of Amendment No. 1 in the section titled “Risk Factors,” please clarify the context of the following risk factor: “Originated Loans Risk.”

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly on pages 49 and 50 of Amendment No. 2.

26.

Comment: On page 52 of Amendment No. 1 in the section titled “Risk Factors,” please consider briefly discussing the additional investment limitations for BDCs as opposed to closed-end funds in the following risk factor: “Investment Policies and Restrictions.”

Securities and Exchange Commission	March 19, 2024

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly on page 50 of Amendment No. 2.

27.	Comment: Please confirm that the appropriate voting requirements for the MFIC Share Issuance Proposal, AFT Merger Proposal and AIF Merger Proposal are included in Amendment No. 2.

Response: On behalf of the Fund, we respectfully note that Rule 17a-8 under the 1940 Act requires stockholders of a merging company to approve a merger of affiliated companies in certain situations. Rule 17a-8(a)(3) specifically requires that “[p]articipation in the Merger is approved by the vote of a majority of the outstanding voting securities (as provided in section 2(a)(42) of the Act (15 U.S.C. 80a-2(a)(42))) of any Merging Company that is not a Surviving Company, unless ….” In addition, Section 2(a)(42) of 1940 Act requires approval of the lesser of (i) 67% of the voting securities present at such meeting, if the holders of more than 50% of the outstanding voting securities of such company are present or represented by proxy; or (ii) more than 50% of the outstanding voting securities of such company.

Under Rule 17a-8, the Mergers must be approved by the stockholders of any merging company that is not a surviving company. Additionally, the surviving company is only required to obtain stockholder approval of the Mergers if required by law. While there is no requirement for MFIC Stockholders to approve the Mergers under Rule 17a-8, MFIC’s organizational documents or Maryland law, NASDAQ rules require MFIC to obtain stockholder approval if there is a material increase in the number of MFIC shares to be issued. In this case, MFIC will only need to obtain the affirmative vote of MFIC Stockholders representing a majority of all the votes cast at the MFIC Special Meeting to approve the MFIC Share Issuance Proposal to comply with the NASDAQ rules.

For AFT and AIF, Rule 17a-8(a)(3) requires stockholder approval of the Mergers by vote of the lesser of (i) 67% of the outstanding voting securities of AFT and AIF present at the AFT Special Meeting and AIF Special Meeting, respectively, if more than 50% of the outstanding voting securities of AFT and AIF are present at the AFT Special Meeting and AIF Special Meeting, respectively, or (ii) more than 50% of the outstanding voting securities of AFT and AIF, respectively. In addition, Maryland law requires the Mergers to be approved by a majority of the outstanding voting securities of AFT and AIF. Given that Maryland’s voting requirement is higher than the Section 2(a)(42) requirement, AFT and AIF will meet the Section 2(a)(42) voting requirement by satisfying the Maryland requirement. In this case, the vote of a majority of the securities of AFT and AIF entitled to vote on the AFT Merger Proposal and AIF Merger Proposal, respectively, would be required to approve the Mergers.

28.	Comment: Please analyze the AFT Stockholder Payment and AIF Stockholder Payment to be paid by MFIC Adviser in connection with Rule 17d-1 under the 1940 Act.

Response: On behalf of the Fund, we respectfully disagree with the implication that a payment by an affiliate of a registered investment company implicates Rule 17d-1 under the 1940 Act. Under Rule 17d-1, registered investment companies and their affiliates are prohibited from entering into any joint enterprise or other joint arrangement without receiving an exemptive order from the SEC, subject to certain conditions. The AFT Stockholder Payment and AIF Stockholder Payment is not a joint enterprise or other joint arrangement.

Securities and Exchange Commission	March 19, 2024

To the extent that one would view the AFT Stockholder Payment and AIF Stockholder Payment as implicating Rule 17d-1, the Fund is of the view that such payments are exempt from the Rule pursuant to Rule 17d-1(d)(8). Each of the AFT Stockholder Payment and AIF Stockholder Payment is part of the merger consideration that would otherwise be paid by the Fund. Instead of having the Fund make the payment, MFIC Adviser will pay AFT Stockholders and AIF Stockholders. Under Rule 17d-1(d)(8), an investment adviser is permitted to bear expenses in connection with a merger involving a registered investment company (or a BDC) without obtaining an exemptive order from the SEC. When the SEC adopted Rule 17d-1(d)(8), the SEC noted that “[i]n the course of a merger involving an investment company, its investment adviser may secure certain incremental financial benefits such as potentially greater fees due to an increase in the amount of assets under its management or an elimination of duplicative expenses”1 and that the “investment adviser, in turn, may propose to bear expenses associated with the transaction, either directly or by reimbursing the participating investment companies.”2

Given that the AFT Stockholder Payment and AIF Stockholder Payment is merger consideration for the acquisition of AFT’s and AIF’s assets in connection with the Mergers, these payments are considered transaction expenses related to the Mergers. The Collins English Dictionary defines an “expense” as “the money that something costs you or that you need to spend in order to do something.” In this case, the combination of MFIC Common Stock, plus the AFT Stockholder Payment and AIF Stockholder Payment is the cost of AFT’s and AIF’s assets for MFIC. In other words, MFIC Adviser will need to pay the AFT Stockholder Payment and AIF Stockholder Payment in order for MFIC to acquire AFT’s and AIF’s assets. Accordingly, the AFT Stockholder Payment and AIF Stockholder Payment is an expense for MFIC that MFIC Adviser will incur in connection with the Mergers. Under Rule 17d-1(d)(8), MFIC Adviser can pay the AFT Stockholder Payment and AIF Stockholder Payment because MFIC Adviser is bearing transaction expenses associated with the Mergers. Therefore, there is no need to obtain exemptive relief from the SEC because the AFT Stockholder Payment and AIF Stockholder Payment are one of the “expenses” that are contemplated under Rule 17d-1(d)(8).

29.	Comment: Please be advised that the Staff hereby informs you of the view that the termination fee in the Merger Agreements is not permitted under Rule 17d-1 of the 1940 Act.

Response: On behalf of the Fund, we note the Staff’s view on the termination fee.

30.

Comment: With respect to your response to comment 32, the Staff advises you that any attempt to seek payment of the termination fee would be evidence that the termination fee provision is in fact still in place and would be a violation of Section 17(d) and Rule 17d-1 under the 1940 Act. The Staff also advises you that, with respect to any future merger, entry into an agreement providing for the payment of a termination fee to an entity that would be an affiliated person or principal underwriter referenced in Rule 17d-1(a) in connection with a merger by a registered investment company or a company that has elected to be regulated as a business development company would be a violation of Section 17(d) and Rule 17d-1 under the 1940 Act at the time the agreement is made.

Response: On behalf of the Fund, we note the Staff’s comments.

[1]	See Mergers and Consolidations Involving Registered Investment Companies, 1940 Act Rel. No. 10886 (Oct. 2, 1979).
[2]	Id.

Securities and Exchange Commission	March 19, 2024

Please call David Blass at 202-636-5863, Jonathan Corsico at 202-440-2526 or me at 202-636-5592 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou

cc:	Gregory Hunt, MidCap Financial Investment Corporation

Kristin Hester, MidCap Financial Investment Corporation

David Blass, Simpson Thacher & Bartlett LLP

Jonathan Corsico, Simpson Thacher & Bartlett LLP

Jonathan Pacheco, Simpson Thacher & Bartlett LLP